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17016791

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38327

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HUNNICUTT & CO LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 EAST 59TH STREET, 32 FLOOR
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM HUNNICUTT 212-752-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEHMAN FLYNN VOLLARO, CPAS, PC
(Name – *if individual, state last, first, middle name*)

534 BROADHOLLOW ROAD #302	MELVILLE	NY	11747
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2017
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William Hunnicutt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunnicutt & Co. LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANDREA RINCON
Commissioner of Deeds, City of New York
No. 4-10087
Certificate Filed in New York County
Commission Expires 01/01/2017

Andrea Rincón
Notary Public

William Hunnicutt
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNNICUTT & CO., LLC
FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2016

TABLE OF CONTENTS

LEHMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS
534 BROADHOLLOW ROAD • SUITE 302
MELVILLE, NEW YORK 11747

MARTIN M. LEHMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
Hunnicutt & Co., LLC

We have audited the accompanying financial statements of Hunnicutt & Co., LLC ("the Company"), which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, stockholders' equity and cash flows for the year then ended that filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule 1-Computation of Net Capital, Schedule 2-Computation for Reserve Requirements (exemption), Schedule 3-Information Relating to Possession or Control Requirements (exemption) and Schedule 4- Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Option Accounts (exemption) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records,

as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Lehman Flynn Vollaro

February 24, 2017
Melville, NY

HUNNICUTT & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 106,860
Other receivable	12,273
Total Assets	$ 119,133

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 21,310
Total Liabilities	21,310
Contingencies	
Members' equity	97,823
Total Liabilities and members' equity	$ 119,133

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of these financial statements.

HUNNICUTT & CO., LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:	
Fee income	$ 397,200
Interest and dividends	143
Total revenues	397,343
Expenses:	
Automotive	5,335
Regulatory fees	2,531
Legal	10,300
Accounting	5,500
Office supplies and postage	13,099
Rent	43,800
Retirement plan contribution	40,727
Consulting	7,189
Communication	5,812
Travel	57,812
Entertainment	8,267
Subscriptions	6,379
Business services	2,550
LLC tax	14,375
Other expenses	2,376
Total expenses	226,052
Net income	$ 171,291

See Report of Independent Registered Public Accounting Firm
The accompanying notes are an integral part of these financial statements.

HUNNICUTT & CO., LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Balance, January 1, 2016	$ 142,332
Members' distribution	(215,800)
Members' contribution	-
Net income	171,291
Balance, December 31, 2016	$ 97,823

See Report of Independent Registered Public Accounting Firm
The accompanying notes are an integral part of these financial statements.

HUNNICUTT & CO., LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operations:	
Net income	$ 171,291
Adjustment to reconcile net income to net cash provided by operating activities:	
Other receivables	(12,273)
Accounts payable and accrued expenses	15,927
Net cash provided by operating activities	174,945
Cash flows from investing activities	-
Cash flows used by financing activities:	
Members' distributions	(215,800)
Net decrease in cash	(40,855)
Cash and cash equivalents at the beginning of the year	147,715
Cash and cash equivalents at the end of the year	$ 106,860

Supplemental disclosure of cash flow information	
Cash paid during year:	
Interest	$ -
Income taxes	$ 14,375

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Hunnicutt & Co., LLC (the "Company") is a registered broker-dealer in securities transactions under the provision of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority Inc. (FINRA) and the Securities Investor Protection Corporation. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i).

2. SIGNIFICANT ACCOUNTING POLICIES

ACCRUAL BASIS OF ACCOUNTING

The Company's financial statements are prepared using accrual method of accounting. The Company's year-end is December 31.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows the Company considers all highly liquid debt instruments with maturity of three months or less to be a cash equivalent.

INCOME TAXES

The Company is a limited liability Company taxed as a partnership and the accompanying financial statement do not include any provision for federal or state income taxes. The Company is responsible for a local unincorporated business tax on income, which is calculated at the statutory rate. The statute of limitation for examination by Internal Revenue Service , New York State for the federal and state tax returns has expired for tax years before 2013.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the report amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

3. NET CAPITAL

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to1. At December 31, 2016 the Company had net capital of $97,823 which was $92,823 in excess of the minimum capital requirement.

4. LEASE

The Company rents office space at 110 East 59th Street in New York City on a month-to-month basis. The Company's rent expense for the year ending December 31, 2016 was $43,800.

5. PENSION

The Company maintains a self-employed pension (SEP) plan for its members. The Company's pension expense for the year ending December 31, 2016 was $40,727.

6. SIPC RECONCILIATION REQUIREMENT

SEC Rule 17a-5(e) (4) requires a registered broker-dealer to file a supplemental report which include procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 of less in gross revenue they are not required to file supplemental SIPC report. The Company has not included in this report pursuant to SEC Rule 17a-5(e) (4) a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms since its gross revenue are less than $500,000 in 2016.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 24, 2017, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustments to of disclosure in its financial statements.

8. CONCENTRATIONS

The Company maintains all of its cash in financial institutions, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

During 2016, the Company received revenue from two major customers, resulting in approximately 77% of the Company's total revenues

HUNNICUTT & CO., LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

NET CAPITAL:	
Total member's equity	$97,823
Deductions and/or charges:	
Non-allowable assets:	-
Net capital before haircuts on securities positions	97,823
Haircuts on securities positions	-
Undue concentration	-
Net Capital	97,823
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial conditions:	
Accounts payable and accrued expenses	$21,310
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6 $^{2}/_{3}$%) of aggregate indebtedness	$ 1,421
Minimum net capital required	$ 5,000
Excess net capital	$92,823
Net capital less greater of 10% of total AI or 120% of min. net capital	$91,823
Percentage of aggregate indebtedness to net capital	23.21%

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of these financial statements.

SCHEDULE 1 (CONTINUED)
HUNNICUTT & CO., LLC
RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

	Focus Report- Part IIA Period ended December 31, 2016	Adjustments	Annual Financial Statements at December 31, 2016
Computation of net capital:			
Total stockholders' equity from Statement of Financial Condition	$ 97,823	$ -	$ 97,823
Total non-allowable assets from Statement of Financial Condition	-	-	-
Haircuts on firm investments including undue concentrations	-	-	-
Net capital	$ 97,823	$ -	$ 97,823

The FOCUS report for the quarter ending December 31, 2016 was amended in February 2017. The amended Focus Report does not differ from these annual financial statements.

SCHEDULE 2
HUNNICUTT & CO., LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMISSION AS OF DECEMBER 31, 2015

The Company is exempt from compliance with Rule 15c3-3 under Section k(2)(i) of the Rule. The Company met the identified exemption provision without exception throughout the period January 1, 2016 through December 31, 2016.

SCHEDULE 3
HUNNICUTT & CO., LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2015

The Company is exempt from compliance with Rule 15c3-3 under Section k(2)(i) of the Rule. The Company met the identified exemption provision without exception throughout the period January 1, 2016 through December 31, 2016.

SCHEDULE 4
HUNNICUTT & CO., LLC
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS DECEMBER 31, 2016

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it does not have any commodity customers as the term is defined in Regulation 1.3(k).

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of these financial statements

LEHMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS
534 BROADHOLLOW ROAD • SUITE 302
MELVILLE, NEW YORK 11747

MARTIN M. LEHMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

Supplemental Report of Independent Auditors
On Exemption Provision Under Rule 15c3-3

To the Board of Directors of
of Hunnicutt & Co., LLC

We have reviewed Management's statements, included in the accompanying Exemption Report under Rule 15c3-3, in which Hunnicutt & Co., LLC ("the Company"), identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17C.F.R.§240.15c3-3: under exemption provision (k)(2)(i) and Hunnicutt & Co., LLC. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. Hunnicutt & Co., LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of rule 15c3-3 under the Securities Exchange Act of 1934.

Lehman Flynn Vollaro

February 24, 2017
Melville, NY

HUNNICUTT & CO., LLC

110 East 59th Street

Suite 3200

New York, N.Y. 10022

Tel 212-752-0200

www.hunnicuttco.com

February 24, 2017

Assertion Regarding Exemption Provision

We, as members of management of Hunnicutt and Co., LLC ('the Company'), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker of dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provision of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016.

Hunnicutt & Co.,LLC

By: ______________________________

William Hunnicutt, Member

Date: ____________________